Hudbay Announces Date of Annual and Special Meeting and Adoption of Shareholder Rights Plan

Toronto, Ontario, March 12, 2019 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) announced today that it will hold its annual and special meeting of shareholders (the "Meeting") on May 7, 2019. The record date for determining the holders of the company's common shares (each, a "Common Share") entitled to receive notice of and vote at the Meeting is March 29, 2019.

Shareholder Rights Plan

The company also announced that its board of directors (the "Board") has approved the adoption of a shareholder rights plan (the "Rights Plan") pursuant to a shareholder rights plan agreement entered into with TSX Trust Company, as Rights Agent, dated March 12, 2019 (the "Effective Date").

The Rights Plan has been adopted to ensure, to the extent possible, that all shareholders of the company are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of the company (including by way of a "creeping" take-over bid).

The Rights Plan is not being adopted in response to any specific proposal to acquire control of the company, and the Board is not aware of any pending or threatened take-over bid for the company. However, the Board is aware that Waterton Global Resource Management, Inc. ("Waterton") has announced that it intends to seek to replace eight members of the company's board of directors at the Meeting. The Rights Plan allows Waterton to proceed with their nominations and solicit proxies in respect of the Meeting.

At the close of business on the Effective Date, one right (a "Right") will be issued and attached to each Common Share outstanding at that time. A Right will also be attached to each Common Share issued after the Effective Date. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares. The Rights Plan is similar to shareholder rights plans adopted by other public companies. Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable only if a person (the "Acquiring Person"), together with certain related persons, acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the "Permitted Bid" provisions of the Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase Common Shares at a significant discount to the market price.

Under the Rights Plan, a "Permitted Bid" is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

While the Rights Plan is effective as of the Effective Date, it is subject to shareholder ratification within six months of its adoption. If the Rights Plan is not ratified by the company's shareholders, it will automatically terminate. The company does not currently intend to seek shareholder ratification for the Rights Plan at the Meeting and therefore anticipates that the Rights Plan will lapse on September 12, 2019. In addition, the TSX notified the company that it will defer its review of the Rights Plan, as is typical when a rights plan is not brought to shareholders for ratification. Irrespective of this, the Rights Plan will remain in effect until it is terminated.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which is available under the company's profile on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com